SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-A/A No. 1

For Registration Of Certain Classes Of Securities

Pursuant to Section 12(b) or 12(g) Of the

Securities Exchange Act Of 1934

Amendment No. 1 to

Form 8-A Registration Statement

Sara Lee Corporation

(Exact Name of Registrant as Specified in Its Charter)

Maryland	36-2089049
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Three First National Plaza, Chicago, IL	60602-4260
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: ☐

Securities Act registration statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class To Be So Registered	Name of Exchange On Which Each Class Is To Be Registered
Rights to Purchase Series A Junior Participating Preferred Stock	The Chicago Stock Exchange The New York Stock Exchange The Pacific Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None.

Information Required In Registration Statement

Effective as of June 1, 2002, Sara Lee Corporation (the “Registrant”) adopted Amendment No. 1 to its Rights Agreement dated as of March 26, 1998 between the Registrant and the EquiServe Trust Company, N.A., as Rights Agent. Effective as of March 31, 2005, the Registrant and the EquiServe Trust Company, N.A., as Rights Agent, adopted Amendment No. 2 to the Rights Agreement dated as of March 26, 1998. The Registrant hereby amends and restates the following items of the Form 8-A Registration Statement, which the Registrant filed with the Securities and Exchange Commission (the “SEC”) on May 19, 1998, to reflect the changes contained in Amendment No. 1 and Amendment No. 2.

Item 1.	Description of Registrant’s Securities to be Registered.

On March 26, 1998, the Board of Directors of the Registrant declared a dividend distribution of one right (a “Right”) for each outstanding share of the Registrant’s Common Stock, $0.01 par value per share (“Common Stock”), to stockholders of record at the close of business on May 31, 1998 (the “Record Date”). The Board of Directors of the Registrant also authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption, exchange or expiration of the Rights. Except as set forth below and subject to adjustment as provided in the Rights Agreement (defined below), each Right entitles the registered holder to purchase from the Registrant one one-hundredth of a share of Series A Junior Participating Preferred Stock (the “Preferred Stock”), at a purchase price of $215 per Right (the “Purchase Price”).

The following summary of the principal terms of the Rights Agreement, dated as of March 26, 1998, as amended by Amendment No. 1, dated as of June 1, 2002, and Amendment No. 2, dated as of March 31, 2005, between the Registrant and the EquiServe Trust Company, N.A., as Rights Agent (the “Rights Agent”) (the “Rights Agreement”), is a general description only and is subject and qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Upon payment of the dividend at the close of business on the Record Date, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates (as defined below) will be distributed. The Rights will separate from the Common Stock upon the earlier of (i) 10 days following a public announcement that a person or group (an “Acquiring Person”), together with persons affiliated or associated with it, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock; and (ii) 10 business days (or such later date as the Board of Directors of the Registrant shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock (the earlier of such dates, the “Distribution Date”). The first date of public announcement by the Registrant or an Acquiring Person that an Acquiring Person has become such is referred to as the “Stock Acquisition Date.”

Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Stock (except in connection with redemption of the Rights); (ii) new Common Stock certificates issued after the Record Date upon transfer, replacement or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights will first become exercisable on the Distribution Date and will expire at the close of business on May 31, 2008 (the “Final Expiration Date”), unless earlier redeemed or exchanged by the Registrant as described below. Notwithstanding the foregoing, the Rights will not be exercisable after the occurrence of a Triggering Event (defined below) until the Registrant’s right of redemption has expired.

As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will evidence the Rights. Except for shares of Common Stock issued or sold after the Distribution Date pursuant to the exercise of stock options or under any employee benefit plan or arrangement granted or awarded prior to the Distribution Date, or the exercise, conversion or exchange of securities issued by the Registrant, and except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that any person shall become an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be in the best interest of the Registrant and its stockholders (a “Qualifying Offer”)) (such event is referred to herein as a “Triggering Event”), then the Rights will “flip-in” and entitle each holder of a Right, except as provided below, to purchase, upon exercise at the then-current Purchase Price, that number of shares of Common Stock having a market value of two times such Purchase Price.

Any Rights beneficially owned at any time on or after the earlier of the Distribution Date and the Stock Acquisition Date by an Acquiring Person or an affiliate or associate of an Acquiring Person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of a Triggering Event, and any holder of such Rights will have no right to exercise such Rights.

In the event that, following the Stock Acquisition Date, the Registrant is acquired in a merger or other business combination in which the Common Stock does not remain outstanding or is changed (other than a merger following a Qualifying Offer) or 50% of the assets or earning power of the Registrant and its Subsidiaries (as defined in the Rights Agreement) (taken as a whole) is sold or otherwise transferred to any person (other than the Registrant or any Subsidiary of the Registrant) in one transaction or a series of related transactions, the Rights will “flip-over” and entitle each holder of a Right, except as provided in the preceding paragraph, to purchase, upon exercise of the Right at the then-current Purchase Price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such Purchase Price.

The Purchase Price is subject to adjustment from time to time to prevent dilution upon the (i) declaration of a dividend on the Preferred Stock payable in shares of Preferred Stock; (ii) subdivision of the outstanding Preferred Stock; (iii) combination of the outstanding Preferred Stock into a smaller number of shares; (iv) issuance of any shares of the Registrant’s capital stock in a reclassification of the Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Registrant is the continuing or surviving corporation); (v) grant to holders of the Preferred Stock of certain rights, options, or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock; or (vi) distribution to holders of the Preferred Stock of other evidences of indebtedness, cash (other than a regular quarterly cash dividend payable out of the earnings or retained earnings of the Registrant), subscription rights, warrants, or assets (other than a dividend payable in Preferred Stock, but including any dividend payable in stock other than Preferred Stock).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of the Purchase Price.

At any time until the earlier of (i) fifteen days following the Stock Acquisition Date and (ii) the Final Expiration Date, the Registrant may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustments. The Registrant may, at its option, pay the redemption price in cash, shares of Common Stock (based on the current market price of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors of the Registrant. Immediately upon the action of the Registrant’s Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the applicable redemption price. In addition, after a person becomes an Acquiring Person, at the election of the Board of Directors of the Registrant, the outstanding Rights (other than those beneficially owned by an Acquiring Person or an affiliate or associate of an Acquiring Person) may be exchanged, in whole or in part, for shares of Common Stock, or shares of preferred stock of the Registrant having essentially the same value or economic rights as such shares. Immediately upon the action of the Board of Directors of the Registrant authorizing any such exchange, and without any further action or any notice, the Rights (other than Rights which are not subject to such exchange) will terminate and such Rights will only entitle holders to receive the shares issuable upon such exchange.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Registrant, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Registrant or for common stock of the acquiring company as set forth above.

At any time prior to the Distribution Date, the Registrant may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement. Thereafter, the Rights Agreement may be amended only (i) to cure ambiguities; (ii) to correct inconsistent provisions; (iii) to shorten or lengthen any time period thereunder; or (iv) in ways that do not adversely affect the Rights holders (other than an Acquiring Person). From and after the Distribution Date, the Rights Agreement may not be amended to lengthen (x) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable; or (y) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person).

Until the Distribution Date, the Registrant will issue one Right with each share of Common Stock that shall become outstanding so that all such shares will have attached Rights. 6,000,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Registrant on terms not approved by the Registrant’s Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Registrant since the Board of Directors may, at its option, at any time until fifteen days following the Stock Acquisition Date, redeem all, but not less than all, of the then outstanding Rights at the applicable redemption price.

Copies of the Rights Agreement will be available free of charge from the Registrant.

Item 2.	Exhibits.

Exhibit Number	Description of Document

4.1	Rights Agreement, dated as of March 26, 1998, between the Registrant and First Chicago Trust Company of New York, as Rights Agent, which includes the Form of Rights Certificate as Exhibit A, is incorporated herein by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-A Registration Statement, dated May 15, 1998.

4.2	Amendment No. 1, dated as of June 1, 2002, to Rights Agreement, dated as of May 15, 1998, between the Registrant and EquiServe Trust Company N.A., as Rights Agent, is incorporated herein by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 29, 2002.

4.3	Amendment No. 2, dated as of March 31, 2005, to Rights Agreement, dated as of May 19, 1998, as amended on June 1, 2002, between the Registrant and EquiServe Trust Company N.A., as Rights Agent, is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2005

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2005

SARA LEE CORPORATION

By:	/S/ RODERICK A. PALMORE
Executive Vice President, General Counsel and Secretary

Exhibit Index

Exhibit Number	Description of Document

4.1	Rights Agreement, dated as of March 26, 1998, between the Registrant and First Chicago Trust Company of New York, as Rights Agent, which includes the Form of Rights Certificate as Exhibit A, is incorporated herein by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-A Registration Statement, dated May 15, 1998.

4.2	Amendment No. 1, dated as of June 1, 2002, to Rights Agreement, dated as of May 15, 1998, between the Registrant and EquiServe Trust Company N.A., as Rights Agent, is incorporated herein by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 29, 2002.

4.3	Amendment No. 2, dated as of March 31, 2005, to Rights Agreement, dated as of May 19, 1998, as amended on June 1, 2002, between the Registrant and EquiServe Trust Company N.A., as Rights Agent, is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2005